UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-42394

Sunrise Communications AG

(Exact name of registrant as specified in its charter)

Thurgauerstrasse 101b

8152 Glattpark (Opfikon), Switzerland

Tel: +41 58 777 76 66

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Sunrise Communications AG (the “Company”) today announced that Andreas Tolpeit has been appointed Chief Financial Officer and a member of the Company’s executive committee, effective September 1, 2026.

Mr. Tolpeit joined the Company on August 16, 2026 to facilitate an orderly transition and succeeds Jany Fruytier, who ceased serving as Chief Financial Officer effective September 1, 2026.

Mr. Tolpeit brings significant international experience in finance, strategy and transformation. Most recently, he served as Chief Financial Officer of Cognita, a global private schools group, where he was responsible for the company’s financial management and oversaw technology, innovation and artificial intelligence strategy initiatives. Prior to joining Cognita, Mr. Tolpeit served as Head of Investments at Jacobs Holding, where he led the development and scaling of international platforms in the education and dental care sectors and was responsible for strategy development, financing activities and transaction execution.

There are no family relationships between Mr. Tolpeit and any director or executive officer of the Company. There are no arrangements or understandings between Mr. Tolpeit and any other person pursuant to which he was appointed as Chief Financial Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNRISE COMMUNICATIONS AG

By:	/s/ Marcel Huber
	Name:	Marcel Huber
	Title:	General Counsel and Corporate Affairs Officer of Sunrise Communications AG

Date: September 1, 2026